Lamb Weston Holdings, Inc.

222 W. Merchandise Mart Plaza

Suite 1300

Chicago, Illinois 60654

October 5, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief, Office of Natural Resources
Parhaum J. Hamidi, Attorney-Adviser
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant

Re:	Lamb Weston Holdings, Inc.
Amendment No. 2 to Registration Statement on Form 10-12B
Filed September 16, 2016
File No. 1-37830

Ladies and Gentlemen:

Lamb Weston Holdings, Inc., a Delaware corporation (“we,” “us,” “our” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 29, 2016 (the “Comment Letter”) with respect to our Amendment No. 2 to the Registration Statement on Form 10-12B filed August 26, 2016 (the “Registration Statement”).

This letter is being filed with Amendment No. 3 to the Registration Statement (the “Amendment”). Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Information Statement filed as Exhibit 99.1

Unaudited Pro Forma Combined Financial Data, page 44

1.    We note your response to prior comment 6, which states certain pro forma adjustments have been calculated assuming a distribution ratio of one Lamb Weston common share for every one ConAgra Foods, Inc. common share. Please confirm that you will update the information disclosed related to pro forma adjustments (C), (G), (H) and (I) once the actual distribution ratio has been determined.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have updated the information disclosed in the Amendment related to pro forma adjustments (C), (G), (H) and (I) based on the proposed final distribution ratio of one Company common share for every three ConAgra Foods, Inc. (“ConAgra”) common shares.

Relationship with ConAgra after the Spinoff, page 75

2.    We note that you have deleted from page 78 an undertaking to describe the services to be provided pursuant to your transition services agreement with ConAgra in an amendment to your information statement. We also note that you have deleted a similar undertaking regarding disclosure of other arrangements between you and ConAgra from page 79. However, it appears that you have not revised your filing to include such disclosures. Please expand your disclosure in this section to describe the services and fees to be provided pursuant to your transition services agreement, as well as any other arrangements between you and ConAgra.

United States Securities and Exchange Commission

October 5, 2016

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have expanded our disclosure in this section to describe the services to be provided pursuant to the transition services agreement. With respect to the fees to be paid pursuant to the transition services agreement, we respectfully advise the Staff that, given the breadth of services, it would be impractical to specify the fees in detail and therefore our disclosure continues to describe that the fees will be based on the direct and indirect costs associated with rendering those services. We also respectfully advise the Staff that, except as described in the Amendment, we do not expect to have any additional material arrangements between ConAgra and us that are required to be described in the Amendment.

Compensation Discussion & Analysis, page 84

3.    We note your response to our prior comment 9. We also note your description of the management incentive plan in this section. Please file or incorporate by reference the 2014 Executive Incentive Plan that ConAgra Foods filed as Exhibit 10.2 to its current report on Form 8-K filed on September 22, 2014 or tell us why you are not required to do so.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have incorporated by reference the ConAgra Foods, Inc. 2014 Executive Incentive Plan as an exhibit to the Registration Statement.

Management Incentive Plan, page 90

4.    With regard to the secondary metric of net sales growth, you state that the additional payout under this metric was designed to provide an additional 20 points of funding if adjusted net sales growth of 3.4% or more was achieved for the 2016 fiscal year, “with lesser additional funding provided for adjusted net sales growth at or above 2.4% but below 3.4%.” Please quantify the amount of additional funding provided for adjusted net sales growth at or above 2.4% but below 3.4%.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have amended the disclosure in the Amendment to quantify the amount of additional funding provided for adjusted net sales growth at or above 2.4% but below 3.4%.

Our Anticipated Compensation Program, page 101

5.    You provide on page 101 disclosure regarding your letter agreement with Ms. Carter. Please also file the agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have filed the letter agreement with Ms. Carter as an exhibit to the Registration Statement.

* * * * * * * * *

In connection with the above response, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

United States Securities and Exchange Commission

October 5, 2016

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (312) 549-5000.

Sincerely yours,

/s/ Colleen R. Batcheler

Colleen R. Batcheler
Vice President